UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

WAYTRONX, INC.
(Name of Issuer)

Common Stock,
(Title of Class of Securities)

946788-106
(CUSIP Number)

William J. Clough, President/CEO
Waytronx, Inc.
20050 SW 112th Avenue
Tualatin, Oregon 97062
Phone (503) 612-2300.
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 16, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 946788-106

1.	Name of reporting person

James McKenzie

I.R.S. Identification No. of Above Person

2.	Check the appropriate box if a member of a group (a) ☐

(a) ☒
(b) ☐

3.	SEC use only

4.	Source of funds

PF

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)

☐

6.	Citizenship or place of organization

U.S.A.

Number of Shares Beneficially Owned
7.	Sole voting power

The Issuer formed a wholly owned subsidiary into which CUI, Inc., an Oregon corporation, conveyed all of its assets, effective May 16, 2008. In consideration for the conveyed assets, CUI, Inc. received the following securities of the Issuer:

$14,000,000 convertible promissory note
$17,500,000 convertible promissory note
The convertible promissory notes may convert to Issuer’s $0.001 par value common stock at $0.25 per share.

Through ownership of 445 shares of the total 495 issued and outstanding common shares of CUI, Inc., Reporting Person has sole voting and dispositive power over up to 70,000,000 common shares of the Issuer.

8.	Shared voting power

See Item 7 above.

Through ownership of 445 shares of the total 495 issued and outstanding common shares of CUI, Inc., Reporting Person has shared voting and dispositive power over up to 70,000,000 common shares of the Issuer.

9.	Sole dispositive power

See Item 7 above.

10.	Shared dispositive power

See Item 8 above.

11.	Aggregate amount beneficially owned by each reporting person

Up to 70,000,000 common shares.

12.	Check box if the aggregate amount in row (11) excludes certain shares

☐

13.	Percent of Class Represented by Amount in Row (11)

Up to 43% of the voting power of all equity securities of the Issuer based on 162,878,037 Common and 50,543 Convertible Preferred, Series A (converts at a one to one ratio) stock issued and outstanding as of May 30, 2008.

14.	Type of Reporting Person

IN

CUSIP No 946788-106

1.	Name of Reporting Person

CUI, Inc., an Oregon Corporation

I.R.S. identification no. of above person

93-0999208

2.	Check the appropriate box if a member of a group (a) ☐

(a) ☒
(b) ☐

3.	SEC use only

4.	Source of funds

OO

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)

☐

6.	Citizenship or place of organization

State of Oregon

Number of Shares Beneficially Owned

7.	Sole voting power

The Issuer formed a wholly owned subsidiary into which CUI, Inc., an Oregon corporation, conveyed all of its assets, effective May 16, 2008. In consideration for the conveyed assets, CUI, Inc. received the following securities of the Issuer:

$14,000,000 convertible promissory note
$17,500,000 convertible promissory note
The convertible promissory notes may convert to Issuer’s $0.001 par value common stock at $0.25 per share.

Reporting Person has sole voting and dispositive power over up to 70,000,000 common shares of the Issuer.

8.	Shared voting power

See 7 above.

9.	Sole dispositive power

See 7 above.

10.	Shared dispositive power

See 7 above.

11.	Aggregate amount beneficially owned by each reporting person

Up to 70,000,000 common shares.

12.	Check box if the aggregate amount in row (11) excludes certain shares

☐

13.	Percent of Class Represented by Amount in Row (11)

Up to 43% of the voting power of all equity securities of the Issuer based on 162,878,037 Common and 50,543 Convertible Preferred, Series A (converts at a one to one ratio) stock issued and outstanding as of May 30, 2008.

14.	Type of reporting person

CO

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of Common Stock, par value $0.001 per share of Waytronx, Inc. a Colorado corporation (the "Issuer") having its principal executive offices at 20050 SW 112th Avenue, Tualatin, Oregon 97062.

ITEM 2. IDENTITY AND BACKGROUND.

This Statement is filed by the following persons and entity (each, a "Reporting Person"):

James McKenzie
20050 SW 112th Avenue
Tualatin, Oregon 97062

CUI, Inc.
20050 SW 112th Avenue
Tualatin, Oregon 97062

James McKenzie is President and majority shareholder of CUI, Inc.

CUI, Inc. manufactures and distributes six distinct product lines in the electronics industry: interconnect solutions including connectors and cables; sound solutions including speakers and buzzers; control solutions including encoders and sensors; external power solutions; and a specialized brand of internal power solutions known as V-Infinity.

During the last five years, to the best knowledge of each Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

CUI, Inc. is an operating business entity formed by James McKenzie in 1989 that has 495 common shares outstanding of which James McKenzie owns 445 shares.

ITEM 4. PURPOSE OF TRANSACTION.

The Issuer formed a wholly owned subsidiary into which CUI, Inc., an Oregon corporation, conveyed all of its assets, effective May 16, 2008. In consideration for the conveyed assets, CUI, Inc. received the following securities of the Issuer:
$14,000,000 convertible promissory note
$17,500,000 convertible promissory note

Description of convertible promissory notes:
$14,000,000 convertible promissory note to CUI, Inc., payable monthly over three years at $30,000 per month including 1.7% annual simple interest with a balloon payment at the thirty sixth monthly payment, no prepayment penalty, annual success fee of 2.3% payable within three years, right of first refusal to the note payee, relating to any private capital raising transactions of Issuer during the term of the note.
$17,500,000 convertible promissory note to CUI, Inc. that includes 1.7% annual simple interest and 2.3% annual success fee, permitting payee to convert any unpaid principal, interest and success fee to Waytronx, Inc. common stock at a per share price of $0.25 and at the end of the three year term giving to Issuer the singular, discretionary right to convert any unpaid principal, interest and success fee to Waytronx, Inc. common stock at a per share price of $0.25. This note also provides a right of first refusal to the note payee relating to any private capital raising transactions of Issuer during the term of the note.

Other than the transactions described in Item 3, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

1.	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

2.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

3.	A sale of transfer of a material amount of assets of the Issuer or any of its subsidiaries;

4.	Any material change in the present capitalization or dividend policy of the Issuer;

5.	Any other material change in the Issuer's business or corporate structure;

6.	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

7.
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

8.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

9.	Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

By virtue of his ownership interest in CUI, Inc., James McKenzie may be deemed to be the beneficial owner of up to 70,000,000 shares of Common Stock, representing up to 43% of the Issuer's Common Stock issued and outstanding as of May 31, 2008 into which such convertible promissory notes are convertible.

Each Reporting Person has the sole power to vote and to dispose of all shares of the Common Stock of the Issuer owned by him or it directly.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the best knowledge of the Reporting Person, other than as described in Items 3, 4 and 5 above, there are no contracts, arrangements, understandings of relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2008

/s/ James McKenzie
James McKenzie

CUI, Inc.

By:	/s/ James McKenzie
James McKenzie, President